Exhibit 99.1

Copernic Inc. Receives NASDAQ Extension of its Compliance Period

Montreal, Canada October 23, 2008 – Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company specializing in internet, desktop and mobile search products, announced that it received a NASDAQ Notice on October 22, 2008, indicating that the Company has received an extension to comply with the minimum bid price requirement for continued listing.

The notice stated: “Given these extraordinary market conditions, NASDAQ has determined to suspend enforcement of the bid price and market value of publicly held shares requirements through Friday, January 16, 2009. In that regard, on October 16, 2008, NASDAQ filed an immediately effective rule change with the Securities and Exchange Commission to implement the suspension. As a result, all companies presently in a bid price or market value of publicly held shares compliance period will remain at that same stage of the process and will not be subject to being delisted for these concerns. These rules will be reinstated on Monday, January 19, 2009 and the first relevant trade date will be Tuesday, January 20, 2009.

Since your company had 59 calendar days remaining in its compliance period as of October 16th, it will, upon reinstatement of the rules, still have this number of days, or until March 19, 2009, to regain compliance. The company can regain compliance, either during the suspension or during the compliance period resuming after the suspension, by achieving a $1 closing bid price for a minimum of 10 consecutive trading days”.

Marc Ferland, President and CEO of Copernic Inc. stated that he welcomed this moratorium which allows management to continue focussing on value creation activities for the benefit of its shareholders.

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over one billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free:  (877) 289-4682 #139
Telephone Local:  (514) 908-4339
Email:  mferland@copernic.com
Website:  www.copernic-inc.com